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Exhibit (e)(19)

PRIMA ENERGY CORPORATION
EMPLOYEE RETENTION AND SEVERANCE PLAN

        1.    PURPOSE.

          (a)   The purpose of the Prima Energy Corporation Retention and Severance Plan (the "Plan") is to provide an incentive to certain employees of Prima Energy Corporation and its direct and indirect subsidiaries including, among others, Prima Oil & Gas Company, Action Energy Services and Action Oilfield Services, Inc. (collectively, the "Company"), to remain in the employ of the Company during periods when the future of the Company is uncertain due to a potential Change of Control (as defined below) and with the Company or its successor during a transition period following a Change of Control.

          (b)   A "Change of Control" shall be deemed to have occurred if:

            (i)    a tender offer shall be made and consummated for the ownership of forty percent (40%) or more of the outstanding voting securities of the Company; or

            (ii)   the Company shall be merged or consolidated with another corporation and, as a result of such merger or consolidation, less than sixty percent (60%) of the outstanding voting securities of the surviving or resulting corporation shall be owned in the aggregate by the former shareholders of the Company as the same shall have existed immediately prior to such merger or consolidation; or

            (iii)  the Company shall sell substantially all of its assets to another corporation which is not a wholly owned subsidiary; or

            (iv)  a person, within the meaning of Section 3(a)(9) or of Section 13(d)(3) (as in effect on the date hereof) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), shall acquire, other than by reason of inheritance, forty percent (40%) or more of the outstanding voting securities of the Company (whether directly, indirectly, beneficially or of record).

          (c)   In making any such determination, transfers made by a person to an affiliate of such person (as determined by the board of directors of Prima Energy Corporation (the "Board")), whether by gift, devise or otherwise, shall not be taken into account. For purposes of this Plan, ownership of voting securities shall take into account and shall include ownership as determined by applying the provisions of Rule 13d-3(d)(1)(i) as in effect on the date hereof pursuant to the Exchange Act.

        2.    ADMINISTRATION.

        The Plan shall be administered by the Compensation Committee of the Board of Directors of Prima Energy Corporation (the "Committee"). In the event of a Change of Control, the Board of Directors of the Company or a successor or parent company may act as or appoint different members of the Committee.

        3.    PARTICIPATION.

          (a)   The names of the employees who are to participate in the Plan and the extent, if any, to which any employee shall participate in the Plan shall be determined in the sole discretion of the Committee. Employee participants shall be categorized as "Group 1 Participants" (executive), "Group 2 Participants" (management, supervisory, professional, office) and "Group 3 Participants" (other), (sometimes collectively referred to as the "Participants" and individually as a "Participant"). Each Participant shall be advised of his or her participation in the Plan by a letter (the "Participation Letter") setting forth the date for commencement for their participation and such other terms, provisions and conditions not inconsistent with the Plan as determined by the Committee. The Committee shall send Participation Letters to those employees selected to participate in the Plan as soon as practicable after the date that a Change of Control Agreement (as defined below) is executed by the Company.

          (b)   The "Effective Time" for purposes of the Plan shall mean the time at which a Change of Control is consummated. The "Change of Control Period" shall mean the period beginning upon the execution of a binding agreement between the Company and another party providing for a Change of Control to occur (the "Change of Control Agreement"), or the unilateral initiation of a tender offer or other solicitation directed at the stockholders of the Company intended to cause a Change of Control to occur, and which shall end at the Effective Time or completion of such unilateral tender offer, as the case may be.

          (c)   Notwithstanding anything in this Plan to the contrary, if at any time subsequent to the beginning of a Change of Control Period and prior to the Effective Time, a Participant's employment with the Company is terminated by the Company without Cause (as defined below), then, for all purposes of this Plan the Participant shall be deemed to have remained in the employ or service of the Company until the Effective Time and to have experienced a Qualified Termination (as defined below) as of the Effective Time.

          (d)   From the commencement of the Change of Control Period through the end of the "Post-Closing Retention Period," which shall be a period of one year commencing at the Effective Time, neither the Company nor its successor may unilaterally make any change that would reduce the benefits to which a Participant may otherwise be or become entitled under this Plan. Further provided, however, that the termination of a Change of Control Agreement prior to the Change of Control applicable thereto or termination of the tender offer or other solicitation of the Company's stockholders for a Change of Control shall terminate the right of Participants to receive benefits to which they would otherwise have been entitled if a Change of Control had occurred during the then current Change of Control Period. Except as set forth within this Plan or unless otherwise determined by the Committee, a Participant shall cease to be a Participant in the Plan and shall not be entitled to any benefits hereunder upon termination of employment prior to the Change of Control for any reason.

        4.    RETENTION PAYMENTS RELATING TO A CHANGE OF CONTROL

        Unless otherwise provided in the Plan, following the Effective Time each Participant shall be entitled (subject to any applicable payroll or other tax required to be withheld) to receive such retention payment, if any, as determined by the Committee in its sole and absolute discretion and subject to the conditions provided with this Plan. It is the express intention of the Company that the Committee may elect not to provide a retention payment to any particular Participant pursuant to this Section 4. The amount, if any, to be paid to any Participant pursuant to this Section 4 will be set forth in his or her Participation Letter.

        Subject to the terms herein, the Company or its successor shall pay any amounts pursuant to this Section 4 if and only if the Participant either: (i) remains employed by the Company or its successor through the Post-Closing Retention Period; or (ii) prior to the end of the Post-Closing Retention Period, the Participant experiences a Qualified Termination, death or a permanent disability that renders him or her incapable of performing their normally assigned duties. Any amounts awarded by the Company to Participants pursuant to this Section 4 shall be payable by the Company or its successor as follows: (a) for Group 1 Participants and Group 2 Participants, 43.5% shall be advanced (subject to applicable withholding) on the 120th day following the Effective Time and the remaining 56.5% will be due upon expiration of the Post-Closing Retention Period; and (b) for Group 3 Participants, 50% shall be advanced (subject to applicable withholding) on the 120th day following the Effective Time and the remaining 50% will be due upon expiration of the Post-Closing Retention Period; provided that with respect to both (a) and (b) above, such payments will not be made to any Participant until ten (10) business days after the Participant executes the release referenced in

Section 8. Notwithstanding the foregoing, if a Participant experiences a Qualified Termination, death or a permanent disability rendering him or her incapable of performing their normally assigned duties prior to the end of the Post-Closing Retention Period, then the Company or its successor shall make all payments pursuant to this Section 4 within ten (10) business days after the Participant or their authorized representative executes the release referenced in Section 8 of this Plan.

        Notwithstanding any provision in this Section 4 to the contrary, any Participant who is not employed by the Company or its successor at the expiration of the Post-Closing Retention Period other than a Participant who has experienced a Qualified Termination, death or a permanent disability that renders him or her incapable of performing their normally assigned duties may be required to repay the amount of any advance payment made pursuant to the preceding paragraph, and the Company or a successor company shall have a right of setoff with respect to same.

        5.    SEVERANCE PAYMENTS UPON QUALIFIED TERMINATION.

        For Participants who remain employed by the Company through the Effective Time and are either not offered employment with the Company or its successor following the Effective Time or whose employment with the Company or its successor is terminated in a Qualified Termination within one year after the Effective Time (the "Severance Period"):

          (a)   Each Group 1 Participant shall be entitled (subject to any applicable payroll or other tax required to be withheld) to receive payment for any unused accrued vacation time as of the date of such Participant's Qualified Termination.

          (b)   Each Group 2 Participant shall be entitled (subject to any applicable payroll or other tax required to be withheld) to receive a payment in cash equal to such Participant's Annual Base Salary (defined below) multiplied by the Group 2 Time in Service Multiplier (the "Group 2 Severance Benefit"); provided, however, that the Group 2 Severance Benefit shall in no event equal less than 13/52 of the Annual Base Salary nor exceed 26/52 of the Annual Base Salary of such Participant, and provided further that, the amount otherwise payable under this subparagraph (b) will be reduced (but not below zero) by the amount, if any, to which the Participant is entitled under any other severance plan (exclusive of Retention Payments under this Plan), policy or arrangement of the Company. The Company or its successor shall pay the Group 2 Severance Benefit within ten (10) business days after the Participant executes the release referenced in Section 8 of this Plan. The "Group 2 Time in Service Multiplier" shall be the product of 3/52 multiplied by the Participant's Years of Employment with the Company and its successor in the aggregate prior to and following the Effective Time. In addition, each Group 2 Participant shall be entitled to receive payment for any unused accrued vacation time as of the date of such Participant's Qualified Termination.

          (c)   Each Group 3 Participant shall be entitled (subject to any applicable payroll or other tax required to be withheld) to receive a payment in cash equal to such Participant's Annual Base Salary multiplied by the Group 3 Time in Service Multiplier (the "Group 3 Severance Benefit"); provided, however, that the Group 3 Severance Benefit shall in no event equal less than 4/52 of the Annual Base Salary nor exceed 13/52 of the Annual Base Salary of such Participant, and provided further that, the amount otherwise payable under this subparagraph (b) will be reduced (but not below zero) by the amount, if any, to which the Participant is entitled under any other severance plan (exclusive of Retention Payments under this Plan), policy or arrangement of the Company. The Company or its successor shall pay the "Group 3 Severance Benefit" within ten (10) business days after the Participant executes the release referenced in Section 8 of this Plan. The "Group 3 Time in Service Multiplier" shall be the product of 1/52 multiplied by the Participant's Years of Employment with the Company and its successor in the aggregate prior to and following the Effective Time. In addition, each Group 3 Participant shall be entitled to receive payment for any unused accrued vacation time as of the date of such Participant's Qualified Termination.

          (d)   Following a Qualified Termination, if the Participant elects to continue group health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (COBRA), then, for a period of six (6) months for Group 1 and Group 2 Participants and three (3) months for Group 3 Participants, the Company or its successor shall make such health insurance available to the Participant for a monthly cost to the Participant equal to the monthly group health insurance premium the Participant was paying immediately prior to the earlier of the Effective Time or the date of the Qualified Termination. The monthly premium for COBRA coverage beyond the applicable six (6) or three (3) month period shall not be subsidized. Notwithstanding any other provision of this Plan, the premium subsidy provided by the Company or its successor under this paragraph shall cease as of the date of the termination of the Participant's COBRA coverage in accordance with Treasury Regulation § 54.4980B-7, Q/A-1.

          (e)   "Annual Base Salary" shall mean: (i) for employees paid based on a monthly salary, twelve (12) times the highest monthly base salary; or (ii) for employees whose compensation is based on an hourly rate, 2,080 multiplied by the highest base hourly rate paid or payable (including any base salary which has been earned but deferred) to the Participant by the Company or its successor, in each case (salaried and hourly) during the twelve (12) month period immediately preceding the later of the month in which the Effective Time occurs or the date of termination of employment with the Company or its successor.

          (f)    "Years of Employment" shall mean each Participant's full and fractional continuous months of employment with the Company and its successor (rounded up to the nearest integer) divided by twelve (12), including fractions.

        6.    QUALIFIED TERMINATION.

          (a)   "Qualified Termination" shall mean a termination of the Participant's employment with the Company or its successor on or after the Effective Time and prior to the end of the Severance Period or Post-Closing Retention Period, as applicable:

            (i)    by the Company or its successor for any reason other than for Cause (as defined below); or

            (ii)   by the Participant for Good Reason (as defined below).

        Any termination other than a Qualified Termination will not entitle a Participant or their estate or heirs to Severance Benefits provided for under this Plan including, without limitation, termination due to death, disability, retirement or termination by the Participant for other than Good Reason.

          (b)   "Cause" shall mean

            (i)    the Participant's material violation of the terms of any agreement between the Participant and the Company or its successor, which violation is not substantially cured within the period, if any, prescribed by such agreement or, in the absence of such an agreement, the Participant's material violation of the Company's or its successor's established policies and procedures;

            (ii)   the Participant's willful dishonesty towards, fraud upon, felony crime against, deliberate material injury or material bad faith action with respect to, or deliberate or attempted injury to the Company or its successor;

            (iii)  the Participant's conviction of a felony (whether in connection with the Company's affairs or otherwise); or

            (iv)  the Participant's material failure to perform the duties of his or her job to standards reasonably required of the position, insubordination, or excessive absence or tardiness.

        The effect of this definition shall be limited to determining the consequences of a termination and shall not restrict or otherwise interfere with the Company's or its successor's discretion with respect to the termination of any Participant's employment.

          (c)   "Good Reason" shall mean the occurrence of any of the following events:

            (i)    a material adverse change of the Participant's duties, responsibilities or title which is not corrected after 15 days' written notice to the Company or its successor of the specific facts and circumstances upon which the Participant's position is based provided, however, that a change in title to reflect a similarly responsible position in the context of a subsidiary of a larger organization shall not be deemed to be material;

            (ii)   a reduction by the Company or its successor in the Participant's Annual Base Salary;

            (iii)  a material reduction by the Company or its successor in the Participant's remuneration, benefits or perquisites, when considered in the aggregate, below the most favorable of those in effect for such Participant at any time during the one hundred twenty (120) day period immediately prior to the Effective Time; or

            (iv)  the Company's (or its successor's) requiring the Participant to be based anywhere other than within twenty (20) miles of the Company's principal office location in the city of Participant's employment immediately prior to the Effective Time, or to require substantial travel that is not reasonably required in connection with conduct of the Company's or its successor's business

        7.    LIMITATIONS ON PAYMENTS TO PARTICIPANTS.

        Notwithstanding any other provision of this Plan, in the event that any payment or benefit to be made or provided to a Participant pursuant to this Plan, when combined with any other payments or benefits to which the Participant may be entitled pursuant to any other plan, agreement or arrangement, would constitute a "parachute payment" for purposes of Section 280G(b)(2) of the Internal Revenue Code of 1986, as amended, then the payment(s) and benefits under this Plan shall be reduced accordingly in order to avoid the imposition of an excise tax under Section 4999 of the Code or the loss of an income tax deduction under Section 280G of the Code. The Company or its successor shall reduce the payments or other benefits to which the Participant may be entitled under this Plan until none of the remaining payments and benefits (when added to payments and benefits to which the Participant may be entitled under any such other plan, agreement or arrangement) constitute parachute payments, provided that payments or benefits shall be reduced in the manner most advantageous to the Participant.

        8.    PARTICIPANT RELEASES.

        As a condition to the receipt of any final Retention Payment or a Severance Payment under this Plan, a Participant shall execute a release of all claims against the Company and/or its successor and their respective affiliates, subsidiaries, and present and former officers, directors, employees, stockholders, and agents arising out of the Participant's employment in a form acceptable to the Company and/or its successor, as applicable. A release will be presented to each Participant in a timely fashion so as to avoid unreasonable delay of payments to which the Participant is entitled.

        9.    AMENDMENT; TERMINATION.

        This Plan may be amended or terminated by the Committee at any time prior to any Change of Control Period or following any Change of Control Period if a Change of Control has not been effected; provided, however, if a Change of Control occurs, this Plan may not be amended or terminated at any time during the Severance Period, and no such termination shall release the Company or its successor from any liabilities arising under the Plan prior to such termination.

        10.    BENEFIT OF PLAN.

        The Plan shall be binding upon and shall inure to the benefit of the Participant, the Participant's heirs and legal representatives, and the Company and its successor. The term "successor" shall mean any person, firm, corporation or other business entity that, at any time whether by merger, acquisition or otherwise, acquires all or substantially all of the stock, assets or business of the Company.

        11.    EMPLOYMENT RELATIONSHIP.

        Nothing contained in this Plan or in any Participation Letter received by a Participant shall restrict or otherwise interfere with the Company's discretion with respect to the termination of any Participant's employment.

        12.    NON-ASSIGNABILITY.

        Each Participant's rights under this Plan shall be non-transferable except by will or by the laws of descent and distribution and except insofar as applicable law may otherwise require.

        13.    OTHER BENEFITS.

        Except as otherwise specifically provided herein, the payments and benefits to which a Participant (or the Participant's estate or beneficiaries) may be entitled under the Plan are in addition to and not in lieu of the payments and benefits to which the Participant (or the Participant's estate or beneficiaries) may be entitled to receive in accordance with the terms of any other plan, program or arrangement, including, but not limited to, accrued vacation and benefits payable under any bonus or other compensation plans, stock option plans, disability plans, retirement plans, or similar successor plans.

        14.    SEVERABILITY.

        In the event that any provision or portion of this Plan shall be determined to be invalid or unenforceable for any reason, the remaining provisions and portions of the Plan shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

        15.    EXPENSES.

        If the Participant is successful in any action, suit or arbitration, to enforce, or to recover damages for breach of his or her rights under the Plan, the Participant shall be entitled to recover from the Company (or its successor), and shall be indemnified by the Company (or its successor) against, any and all expenses and disbursements, including attorney's fees and costs, actually and reasonably incurred by the Participant.

        16.    COLORADO LAW TO GOVERN.

        All questions pertaining to the construction, regulation, validity and effect of the provisions of the Plan shall be determined in accordance with the laws of the State of Colorado without regard to the conflict of law principles thereof.

        IN WITNESS WHEREOF, this Employee Retention Bonus and Severance Plan was amended and restated by the Company effective as of June 8, 2004.

PRIMA ENERGY CORPORATION
By:	/s/ GEORGE L. SEWARD
Name:	George L. Seward, Compensation Committee Chairman

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PRIMA ENERGY CORPORATION EMPLOYEE RETENTION AND SEVERANCE PLAN